UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

24 April 2024

Commission File number 001-15246

LLOYDS BANKING GROUP plc

(Translation of registrant’s name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-265452) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group’s or its directors’ and/or management’s beliefs and expectations, are forward-looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; the Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments; changes in client and consumer behaviour and demand; exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group’s securities; tightening of monetary policy in jurisdictions in which the Group operates; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group’s financial statements; and potential changes in dividend policy. A number of these influences and factors are beyond the Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.
EXPLANATORY NOTE
This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the three months ended 31 March 2024 and is being incorporated by reference into the Registration Statement with File No. 333-265452.

FINANCIAL REVIEW

Income statement
The Group’s statutory profit before tax for the first three months of 2024 was £1,628 million, 28 per cent lower than the same period in 2023. This was due to lower net interest income and higher operating expenses, partly offset by a lower impairment charge. Profit for the period was £1,215 million and earnings per share was 1.7 pence (three months ended 31 March 2023: £1,641 million and 2.3 pence respectively).
Total income, after net finance expense in respect of insurance and investment contracts for the first three months, was £4,387 million, a decrease of 9 per cent on 2023, primarily reflecting lower net interest income in the quarter.
Net interest income of £3,045 million was down 11 per cent from the same period in 2023, primarily driven by a lower net interest income margin. The lower margin reflects expected headwinds due to deposit churn and asset margin compression, particularly in the mortgage book as it refinances in a lower margin environment. These factors were partially offset by benefits from higher structural hedge earnings in the higher rate environment. Average interest-earning banking assets were lower compared to the first three months of 2023, significantly due to a modest reduction in the mortgage book and continued repayments of government-backed lending in the Small and Medium Businesses portfolio.
Other income amounted to £8,272 million in the three months ended 31 March 2024, compared to £5,875 million in the same period in 2023. Within other income, net trading income from the Group’s insurance activities was £6,847 million in the quarter compared to £4,505 million in three months ended 31 March 2023, an increase of £2,342 million reflecting stronger equity and debt market performance. Outside of the insurance business, there was improved UK Motor Finance performance including growth from the acquisition of Tusker, and Commercial Banking growth from strong capital markets performance. The movement in other income was broadly offset by the £2,429 million increase in net finance expense in respect of insurance and investment contracts.
Total operating expenses of £2,703 million were 17 per cent higher than the same period in 2023. This includes expected elevated severance charges taken early in the year (£0.1 billion higher than the same period in 2023) and a new sector-wide Bank of England levy, replacing the former charging structure. This annual levy of c.£0.1 billion was charged through operating expenses in the first quarter and will have a broadly neutral impact on profit in 2024, with an offsetting benefit recognised in net interest income over the course of the year. The Group continues to maintain cost discipline and delivery of cost efficiencies, in the context of inflationary pressures and ongoing strategic investment. Operating lease depreciation of £290 million increased compared to the prior year (three months to 31 March 2023: £140 million). This reflects a full quarter of depreciation from Tusker, alongside growth in the fleet size and declines in used car prices.
The Group recognised remediation costs of £25 million in the first three months (three months ended 31 March 2023: £19 million), in relation to pre-existing programmes. There have been no further charges relating to the potential impact of the FCA review into historical motor finance commission arrangements, with the FCA having indicated it will update in September.
Impairment was a charge of £56 million (three months ended 31 March 2023: £242 million). This reflects a larger credit from improvements to the Group’s economic outlook in the first quarter compared to the prior year. The decrease also includes a release in Commercial Banking from loss rates used in the model, while observing a low charge on new and existing Stage 3 clients. Asset quality remains strong with credit performance across portfolios stable in the quarter and remaining broadly at, or favourable to pre-pandemic experience.
The Group recognised a tax expense of £413 million in the period compared to £619 million in the first three months of 2023 driven by lower profit in the period.

FINANCIAL REVIEW (continued)
Balance sheet
Total assets were £8,180 million, or 1 per cent, higher at £889,633 million at 31 March 2024 compared to £881,453 million at 31 December 2023. Cash and balances at central banks reduced by £7,120 million to £70,990 million reflecting a change in the mix of liquidity holdings. Financial assets at amortised cost were £5,418 million higher at £520,053 million compared to £514,635 million at 31 December 2023 with reverse repurchase agreements £7,373 million higher, offset by a reduction in loans and advances to customers of £1,247 million to £448,498 million. The decrease in loans and advances to customers represented a £1.6 billion reduction in the UK mortgages portfolio following the expected refinancing of the higher maturities in the fourth quarter of 2023, as well as a £0.8 billion reduction in Small and Medium Business lending, including repayments of government-backed lending. This was partly offset by growth in UK Retail unsecured loans of £0.7 billion, due to organic balance growth and lower repayments following a securitisation in the fourth quarter of 2023, alongside growth in UK Motor Finance and credit cards. Financial assets held at fair value through profit or loss increased by £9,117 million overall, with holdings within the insurance business higher by £6,019 million as a result of market gains on equity investments whilst holdings in the banking business were £3,098 million higher. Derivative financial instruments were £3,536 million lower at £18,820 million compared to £22,356 million at 31 December 2023, driven by reduced volumes and movements in the yield curve on interest rate swaps and currency movements. Other assets increased £4,687 million, reflecting significantly higher settlement balances.
Total liabilities were £7,754 million higher at £841,842 million compared to £834,088 million at 31 December 2023. Customer deposits stood at £469,150 million at the end of the first quarter, a decrease of £2,246 million. Retail deposits were up £1.3 billion in the quarter with a combined increase of £0.9 billion across Retail savings and Wealth, driven by inflows to limited withdrawal and fixed products and a £0.4 billion increase in current account balances, benefiting from seasonally lower spend and bank holiday timing impacts (with the latter expected to reverse in the second quarter). This was partly offset by seasonal tax payments and outflows to savings products, including the Group’s own savings offers. Growth in Retail was more than offset by a reduction in Commercial Banking deposits of £3.5 billion, largely due to Small and Medium Businesses balance reductions. Derivative liabilities decreased £3,422 million, consistent with the decrease in derivative assets. Liabilities arising from insurance and investment contracts increased by £6,333 million, matching the increase in policyholder investments as a result of gains in equity markets. Debt securities in issue at amortised cost increased by £977 million and subordinated liabilities by £324 million following issuances during the quarter. Other liabilities were £5,155 million higher, also reflecting higher settlement balances.
Total equity increased from £47,365 million at 31 December 2023 to £47,791 million at 31 March 2024, as a result of profit and share issuances during the period partly offset by increased longer-term rates impacting the cash flow hedging reserve and pension surplus, along with the share buyback programme that was announced in February 2024, with 495 million shares repurchased as at 31 March 2024.
Capital
The Group’s common equity tier 1 (CET1) capital ratio has reduced to 13.9 per cent at 31 March 2024 (31 December 2023: 14.6 per cent). Banking business profits for the first three months of the year and the dividend received from the Group’s Insurance business were more than offset by the recognition of the full impact of the announced ordinary share buyback programme, the accrual for foreseeable ordinary dividends and an increase in risk-weighted assets.
The Group’s total capital ratio reduced to 19.0 per cent at 31 March 2024 (31 December 2023: 19.8 per cent) predominantly reflecting the reduction in CET1 capital and the increase in risk-weighted assets. The minimum requirement for own funds and eligible liabilities (MREL) increased to 32.0 per cent at 31 March 2024 (31 December 2023: 31.9 per cent) primarily reflecting the issuance of new senior unsecured debt instruments. This was largely offset by the reduction in total capital resources, the derecognition of instruments with less than one year to maturity and the increase in risk-weighted assets.
Risk-weighted assets increased by £3.7 billion to £222.8 billion at 31 March 2024 (31 December 2023: £219.1 billion). This largely reflected the impact of Retail lending and a temporary increase of circa £1.5 billion. The impact from credit and model calibrations was minimal.
The Group’s UK leverage ratio reduced to 5.6 per cent at 31 March 2024 (31 December 2023: 5.8 per cent) reflecting both the reduction in total tier 1 capital and an increase in the leverage exposure measure principally related to increases in securities financing transactions and off-balance sheet items.

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended 31 Mar 2024 £m	Three months ended 31 Mar 2023 £m

Net interest income	3,045	3,434
Other income	8,272	5,875
Total income	11,317	9,309
Net finance expense in respect of insurance and investment contracts	(6,930)	(4,501)
Total income, after net finance expense in respect of insurance and investment contracts	4,387	4,808
Operating expenses	(2,703)	(2,306)
Impairment	(56)	(242)
Profit before tax	1,628	2,260
Tax expense	(413)	(619)
Profit for the period	1,215	1,641

Profit attributable to ordinary shareholders	1,069	1,510
Profit attributable to other equity holders	135	115
Profit attributable to equity holders	1,204	1,625
Profit attributable to non-controlling interests	11	16
Profit for the period	1,215	1,641

Basic earnings per share	1.7p	2.3p
Diluted earnings per share	1.7p	2.2p

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 31 Mar 2024 £m	At 31 Dec 2023 £m

Assets
Cash and balances at central banks	70,990	78,110
Financial assets at fair value through profit or loss	212,435	203,318
Derivative financial instruments	18,820	22,356
Loans and advances to banks	9,773	10,764
Loans and advances to customers	448,498	449,745
Reverse repurchase agreements	46,144	38,771
Debt securities	15,638	15,355
Financial assets at amortised cost	520,053	514,635
Financial assets at fair value through other comprehensive income	27,206	27,592
Other assets	40,129	35,442
Total assets	889,633	881,453

Liabilities
Deposits from banks	6,105	6,153
Customer deposits	469,150	471,396
Repurchase agreements at amortised cost	37,461	37,703
Financial liabilities at fair value through profit or loss	25,837	24,914
Derivative financial instruments	16,727	20,149
Debt securities in issue at amortised cost	76,569	75,592
Liabilities arising from insurance and investment contracts	171,434	165,101
Other liabilities	27,982	22,827
Subordinated liabilities	10,577	10,253
Total liabilities	841,842	834,088

Equity
Share capital	6,373	6,358
Share premium account	18,661	18,568
Other reserves	8,360	8,508
Retained profits	7,247	6,790
Ordinary shareholders’ equity	40,641	40,224
Other equity instruments	6,940	6,940
Non-controlling interests	210	201
Total equity	47,791	47,365
Total equity and liabilities	889,633	881,453

ADDITIONAL FINANCIAL INFORMATION
1.    Basis of presentation
This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the three months ended 31 March 2024.
Accounting policies
The accounting policies are consistent with those applied by the Group in its 2023 Annual Report on Form 20-F.
2.    Loans and advances to customers and expected credit loss allowance

At 31 March 2024	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers

UK mortgages	260,134	33,301	4,581	7,659	305,675	10.9	1.5
Credit cards	12,729	2,883	308	–	15,920	18.1	1.9
UK unsecured loans and overdrafts	7,667	1,210	195	–	9,072	13.3	2.1
UK Motor Finance	13,897	2,140	118	–	16,155	13.2	0.7
Other	16,178	507	149	–	16,834	3.0	0.9
Retail	310,605	40,041	5,351	7,659	363,656	11.0	1.5
Small and Medium Businesses	27,115	4,087	1,465	–	32,667	12.5	4.5
Corporate and Institutional Banking	52,382	2,875	777	–	56,034	5.1	1.4
Commercial Banking	79,497	6,962	2,242	–	88,701	7.8	2.5
Other[1]	(323)	–	6	–	(317)
Total gross lending	389,779	47,003	7,599	7,659	452,040	10.4	1.7
ECL allowance on drawn balances	(865)	(1,319)	(1,142)	(216)	(3,542)
Net balance sheet carrying value	388,914	45,684	6,457	7,443	448,498

Customer related ECL allowance (drawn and undrawn)

UK mortgages	135	351	353	216	1,055
Credit cards	231	405	144	–	780
UK unsecured loans and overdrafts	161	233	118	–	512
UK Motor Finance[2]	187	95	67	–	349
Other	19	21	46	–	86
Retail	733	1,105	728	216	2,782
Small and Medium Businesses	141	222	170	–	533
Corporate and Institutional Banking	155	138	242	–	535
Commercial Banking	296	360	412	–	1,068
Other	–	–	4	–	4
Total	1,029	1,465	1,144	216	3,854

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[3]

UK mortgages	0.1	1.1	7.7	2.8	0.3
Credit cards	1.8	14.0	46.8	–	4.9
UK unsecured loans and overdrafts	2.1	19.3	60.5	–	5.6
UK Motor Finance	1.3	4.4	56.8	–	2.2
Other	0.1	4.1	30.9	–	0.5
Retail	0.2	2.8	13.6	2.8	0.8
Small and Medium Businesses	0.5	5.4	11.6	–	1.6
Corporate and Institutional Banking	0.3	4.8	31.1	–	1.0
Commercial Banking	0.4	5.2	18.4	–	1.2
Other		–	66.7	–
Total	0.3	3.1	15.1	2.8	0.9
1    Contains centralised fair value hedge accounting adjustments.
2    UK Motor Finance for Stages 1 and 2 include £188 million relating to provisions against residual values of vehicles subject to finance leasing agreements for Black Horse. These provisions are included within the calculation of coverage ratios.
3    Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers including loans in recoveries.

ADDITIONAL FINANCIAL INFORMATION (continued)
2.    Loans and advances to customers and expected credit loss allowance (continued)

At 31 December 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers

UK mortgages	256,596	38,533	4,337	7,854	307,320	12.5	1.4
Credit cards	12,625	2,908	284	–	15,817	18.4	1.8
UK unsecured loans and overdrafts	7,103	1,187	196	–	8,486	14.0	2.3
UK Motor Finance	13,541	2,027	112	–	15,680	12.9	0.7
Other	15,898	525	144	–	16,567	3.2	0.9
Retail	305,763	45,180	5,073	7,854	363,870	12.4	1.4
Small and Medium Businesses	27,525	4,458	1,530	–	33,513	13.3	4.6
Corporate and Institutional Banking	52,049	3,529	538	–	56,116	6.3	1.0
Commercial Banking	79,574	7,987	2,068	–	89,629	8.9	2.3
Other[1]	(43)	–	6	–	(37)
Total gross lending	385,294	53,167	7,147	7,854	453,462	11.7	1.6
ECL allowance on drawn balances	(900)	(1,467)	(1,137)	(213)	(3,717)
Net balance sheet carrying value	384,394	51,700	6,010	7,641	449,745

Customer related ECL allowance (drawn and undrawn)

UK mortgages	169	376	357	213	1,115
Credit cards	234	446	130	–	810
UK unsecured loans and overdrafts	153	244	118	–	515
UK Motor Finance[2]	188	91	63	–	342
Other	20	21	47	–	88
Retail	764	1,178	715	213	2,870
Small and Medium Businesses	140	231	167	–	538
Corporate and Institutional Banking	156	218	253	–	627
Commercial Banking	296	449	420	–	1,165
Other	–	–	4	–	4
Total	1,060	1,627	1,139	213	4,039

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[3]

UK mortgages	0.1	1.0	8.2	2.7	0.4
Credit cards	1.9	15.3	45.8	–	5.1
UK unsecured loans and overdrafts	2.2	20.6	60.2	–	6.1
UK Motor Finance	1.4	4.5	56.3	–	2.2
Other	0.1	4.0	32.6	–	0.5
Retail	0.2	2.6	14.1	2.7	0.8
Small and Medium Businesses	0.5	5.2	10.9	–	1.6
Corporate and Institutional Banking	0.3	6.2	47.0	–	1.1
Commercial Banking	0.4	5.6	20.3	–	1.3
Other		–	66.7	–
Total	0.3	3.1	15.9	2.7	0.9
1    Contains centralised fair value hedge accounting adjustments.
2    UK Motor Finance for Stages 1 and 2 include £187 million relating to provisions against residual values of vehicles subject to finance leasing agreements for Black Horse. These provisions are included within the calculation of coverage ratios.
3    Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers including loans in recoveries.

ADDITIONAL FINANCIAL INFORMATION (continued)
3.    Total ECL allowance by scenario
The table below shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, the severe downside scenario incorporating adjustments made to Consumer Price Index (CPI) inflation and UK Bank Rate paths.

	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

At 31 March 2024	3,889	2,615	3,277	4,259	8,438
At 31 December 2023	4,084	2,670	3,406	4,469	9,202
4.    UK economic assumptions
Base case and MES economic assumptions
The Group’s base case scenario is for a slow expansion in GDP and a rise in the unemployment rate alongside modest changes in residential and commercial property prices. Following a reduction in inflationary pressures, UK Bank Rate is expected to be lowered during 2024. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.
The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables as of the first quarter of 2024. Actuals for this period, or restatements of past data, may have since emerged prior to publication. The Group’s approach to generating alternative economic scenarios is set out in detail in note 24 in the Group’s 2023 Annual Report on Form 20-F.
Base case scenario by quarter
Key quarterly assumptions made by the Group in the base case scenario are shown below. Gross domestic product is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

At 31 March 2024	First quarter 2024%	Second quarter 2024%	Third quarter 2024%	Fourth quarter 2024%	First quarter 2025%	Second quarter 2025%	Third quarter 2025%	Fourth quarter 2025%

Gross domestic product	0.3	0.2	0.3	0.3	0.3	0.3	0.4	0.4
Unemployment rate	4.0	4.2	4.4	4.6	4.8	4.8	4.8	4.8
House price growth	1.5	2.1	4.6	1.5	(0.1)	0.1	0.4	0.8
Commercial real estate price growth	(5.4)	(5.3)	(3.3)	(0.5)	0.7	1.1	0.8	0.7
UK Bank Rate	5.25	5.00	4.75	4.50	4.25	4.00	4.00	3.75
CPI inflation	3.3	2.1	1.8	2.4	2.4	2.9	3.0	3.0

ADDITIONAL FINANCIAL INFORMATION (continued)
4.    UK economic assumptions (continued)
Scenarios by year
Key annual assumptions made by the Group are shown below. Gross domestic product and CPI inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. Unemployment rate and UK Bank Rate are averages for the period.

At 31 March 2024	2024%	2025%	2026%	2027%	2028%	2024-2028 average %

Upside
Gross domestic product	1.1	2.0	1.7	1.6	1.6	1.6
Unemployment rate	3.2	3.0	3.0	2.9	2.9	3.0
House price growth	3.7	6.7	6.5	5.3	4.9	5.4
Commercial real estate price growth	6.5	4.8	1.4	2.0	2.2	3.4
UK Bank Rate	5.40	5.44	5.25	5.00	5.07	5.23
CPI inflation	2.3	2.9	2.9	2.8	3.0	2.8

Base case
Gross domestic product	0.4	1.2	1.6	1.7	1.7	1.3
Unemployment rate	4.3	4.8	4.8	4.6	4.6	4.6
House price growth	1.5	0.8	0.9	1.6	2.8	1.5
Commercial real estate price growth	(0.5)	0.7	(0.1)	1.6	2.1	0.7
UK Bank Rate	4.88	4.00	3.50	3.06	3.00	3.69
CPI inflation	2.4	2.8	2.4	2.1	2.2	2.4

Downside
Gross domestic product	(0.8)	(0.4)	1.2	1.7	1.7	0.7
Unemployment rate	5.5	7.4	7.7	7.4	7.2	7.1
House price growth	0.0	(5.2)	(7.0)	(4.8)	(1.5)	(3.7)
Commercial real estate price growth	(8.1)	(5.2)	(2.9)	(1.0)	(0.2)	(3.5)
UK Bank Rate	4.29	2.00	1.03	0.48	0.29	1.62
CPI inflation	2.4	2.7	1.8	1.0	1.0	1.8

Severe downside
Gross domestic product	(1.8)	(1.1)	1.1	1.4	1.5	0.2
Unemployment rate	7.2	10.1	10.3	9.9	9.7	9.4
House price growth	(2.2)	(12.3)	(14.3)	(10.9)	(6.0)	(9.2)
Commercial real estate price growth	(18.0)	(11.7)	(8.5)	(5.0)	(2.4)	(9.3)
UK Bank Rate – modelled	3.46	0.51	0.11	0.02	0.01	0.82
UK Bank Rate – adjusted[1]	6.19	4.56	3.63	3.13	3.00	4.10
CPI inflation – modelled	2.4	2.4	1.0	0.0	(0.1)	1.1
CPI inflation – adjusted[1]	7.5	3.5	1.3	1.0	1.8	3.0

Probability-weighted
Gross domestic product	0.0	0.7	1.5	1.6	1.6	1.1
Unemployment rate	4.6	5.6	5.7	5.5	5.4	5.3
House price growth	1.3	(0.6)	(1.3)	(0.5)	1.2	0.0
Commercial real estate price growth	(2.4)	(1.1)	(1.3)	0.3	1.0	(0.7)
UK Bank Rate – modelled	4.71	3.48	2.94	2.56	2.51	3.24
UK Bank Rate – adjusted[1]	4.99	3.89	3.30	2.88	2.81	3.57
CPI inflation – modelled	2.4	2.8	2.3	1.8	1.9	2.2
CPI inflation – adjusted[1]	2.9	2.9	2.3	1.9	2.1	2.4
1    The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks around the Group’s base case view in an economic environment where supply shocks are the principal concern.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	24 April 2024